PepGen Inc.

245 Main Street

Cambridge, Massachusetts 02142

May 3, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tara Harkins

Kevin Vaughn

Jane Park

Jeffrey Gabor

Re:	PepGen Inc.

Registration Statement on Form S-1, as amended (File No. 333-264335)

Request for Acceleration of Effective Date

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, PepGen Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-264335), as amended, be accelerated by the Securities and Exchange Commission to 4:00 p.m. Eastern time, on May 5, 2022, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to James Xu of Goodwin Procter LLP at (650) 752 3355 and that such effectiveness also be confirmed in writing.

Very truly yours,

PepGen Inc.

By:	/s/ James McArthur, Ph.D.
Name: James McArthur, Ph.D.
Title: Chief Executive Officer

cc:	James Xu, Goodwin Procter LLP